DENISON MINES CORP.

Condensed Interim Consolidated Financial Statements
for the three months ending
March 31, 2015

DENISON MINES CORP.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars except for share amounts)
	At March 31	At December 31
	2015	2014
ASSETS
Current
Cash and cash equivalents (note 4)	$13,616	$18,640
Investments (note 7)	-	4,381
Trade and other receivables (note 5)	10,783	9,411
Inventories (note 6)	2,118	2,240
Prepaid expenses and other	475	850
	26,992	35,522
Non-Current
Inventories-ore in stockpiles (note 6)	1,613	1,760
Investments (note 7)	573	954
Restricted cash and investments (note 8)	2,414	2,068
Property, plant and equipment (note 9)	245,976	270,388
Intangibles	467	638
Total assets	$278,035	$311,330

LIABILITIES
Current
Accounts payable and accrued liabilities	$11,035	$10,050
Current portion of long-term liabilities:
Post-employment benefits (note 10)	236	259
Reclamation obligations (note 11)	646	706
Debt obligations	29	30
Other liabilities (note 13)	23	1,935
	11,969	12,980
Non-Current
Post-employment benefits (note 10)	2,415	2,662
Reclamation obligations (note 11)	15,636	16,953
Debt obligations	-	9
Other liabilities (note 13)	764	841
Deferred income tax liability	18,820	21,826
Total liabilities	49,604	55,271

EQUITY
Share capital (note 14)	1,121,489	1,120,758
Share purchase warrants (note 15)	60	376
Contributed surplus	53,516	53,321
Deficit	(902,331)	(892,537)
Accumulated other comprehensive income (loss) (note 17)	(44,303)	(25,859)
Total equity	228,431	256,059
Total liabilities and equity	$278,035	$311,330

Issued and outstanding common shares (note 14)	506,438,669	505,868,894
Subsequent events (note 23)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. dollars except for share and per share amounts)
	Three Months Ended
	March 31	March 31
	2015	2014

REVENUES (note 19)	$2,328	$2,174

EXPENSES
Operating expenses (note 18)	(1,988)	(2,587)
Mineral property exploration (note 19)	(6,135)	(6,597)
General and administrative (note 19)	(1,596)	(2,403)
Impairment-mineral properties	-	(1,658)
Other income (expense) (note 18)	(5,280)	(3,402)
	(14,999)	(16,647)
Income (loss) before finance charges	(12,671)	(14,473)
Finance income (expense) (note 18)	(108)	125
Income (loss) before taxes	(12,779)	(14,348)
Income tax recovery (expense) (note 21)
Current	-	-
Deferred	2,985	1,681
Net income (loss) for the period	$(9,794)	$(12,667)

Items that may be reclassified to income (loss):
Unrealized gain (loss) on investments-net of tax	(3)	(1)
Foreign currency translation change	(18,441)	(8,608)
Comprehensive income (loss) for the period	$(28,238)	$(21,276)

Net income (loss) per share:
Basic and diluted	$(0.02)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	506,344	484,255

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Expressed in thousands of U.S. dollars)
	Three Months Ended
	March 31	March 31
	2015	2014

Share capital
Balance-beginning of period	$1,120,758	$1,092,144
Shares issued-net of issue costs	-	(46)
Shares issued on acquisition of Rockgate Capital Corp	-	3,034
Share options exercised-cash	5	505
Share options exercised-non cash	4	413
Share purchase warrants exercised-cash	406	29
Share purchase warrants exercised-non cash	316	22
Balance-end of period	1,121,489	1,096,101

Share purchase warrants
Balance-beginning of period	376	616
Warrants exercised	(316)	(22)
Balance-end of period	60	594

Contributed surplus
Balance-beginning of period	53,321	52,943
Stock-based compensation expense	199	225
Share options exercised-non cash	(4)	(413)
Balance-end of period	53,516	52,755

Deficit
Balance-beginning of period	(892,537)	(860,834)
Net loss	(9,794)	(12,667)
Balance-end of period	(902,331)	(873,501)

Accumulated other comprehensive income (loss)
Balance-beginning of period	(25,859)	(7,729)
Unrealized gain (loss) on investments	(3)	(1)
Foreign currency translation realized in net income	(10)	-
Foreign currency translation	(18,431)	(8,608)
Balance-end of period	(44,303)	(16,338)

Total Equity
Balance-beginning of period	$256,059	$277,140
Balance-end of period	$228,431	$259,611

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)
	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2015	2014

OPERATING ACTIVITIES
Net income (loss) for the period	$(9,794)	$(12,667)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	616	528
Impairment-mineral properties	-	1,658
Stock-based compensation	199	225
Losses (gains) on asset disposals	(11)	(18)
Losses (gains) on investments and restricted investments	371	(664)
Deferred income tax expense (recovery)	(2,985)	(1,681)
Foreign exchange	4,805	4,115
Change in non-cash working capital items (note 18)	(250)	(691)
Net cash provided by (used in) operating activities	(7,049)	(9,195)

INVESTING ACTIVITIES
Acquisition of assets, net of cash and cash equivalents acquired:
Rockgate Capital Corp	-	(57)
Sale of investments	4,031	8,608
Expenditures on property, plant and equipment	(370)	(336)
Proceeds on sale of property, plant and equipment	11	18
Decrease (increase) in restricted cash and investments	(531)	(320)
Net cash provided by (used in) investing activities	3,141	7,913

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(7)	(21)
Issuance of common shares for:
New share issues-net of issue costs	-	(46)
Share options exercised	5	505
Share purchase warrants exercised	406	29
Net cash provided by (used in) financing activities	404	467

Increase (decrease) in cash and cash equivalents	(3,504)	(815)
Foreign exchange effect on cash and cash equivalents	(1,520)	(820)
Cash and cash equivalents, beginning of period	18,640	21,786
Cash and cash equivalents, end of period	$13,616	$20,151

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2015
(Unaudited - Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), both of which are located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2014.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on May 6, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2014.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2016:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

4.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Cash	$2,268	$2,265
Cash in MLJV and MWJV	596	885
Cash equivalents	10,752	15,490
	$13,616	$18,640

5.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Trade receivables-other	$2,819	$2,138
Receivables in MLJV and MWJV	7,858	7,127
Sales tax receivables	100	131
Sundry receivables	6	15
	$10,783	$9,411

6.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Uranium concentrates and work-in-progress	$397	$433
Inventory of ore in stockpiles	1,680	1,834
Mine and mill supplies in MLJV	1,654	1,733
	$3,731	$4,000

Inventories-by duration:
Current	$2,118	$2,240
Long-term-ore in stockpiles	1,613	1,760
	$3,731	$4,000

7.	INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Investments:
Equity instruments-fair value through profit and loss	$555	$932
Equity instruments-available for sale	18	22
Debt instruments-fair value through profit and loss	-	4,381
	$573	$5,335

Investments-by duration:
Current	$-	$4,381
Long-term	573	954
	$573	$5,335

During the three months ended March 31, 2015, $4,029,000 of debt instruments matured and the proceeds were transferred to cash and equivalents.

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Cash	$140	$42
Cash equivalents	513	104
Investments	1,761	1,922
	$2,414	$2,068

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,414	$2,068
	$2,414	$2,068

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2015, the Company deposited an additional $696,000 (CAD$864,000) into the Elliot Lake Reclamation Trust Fund and withdrew $166,000 (CAD$206,000).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Plant and equipment:
Cost	$77,437	$82,980
Construction-in-progress	4,990	6,960
Accumulated depreciation	(11,338)	(12,205)
Net book value	$71,089	$77,735

Mineral properties:
Cost	$175,068	$192,851
Accumulated amortization	(181)	(198)
Net book value	$174,887	$192,653

Total net book value	$245,976	$270,388

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-December 31, 2014	$89,940	$(12,205)	$77,735
Additions	191	-	191
Amortization	-	(21)	(21)
Depreciation	-	(261)	(261)
Disposals	(49)	47	(2)
Foreign exchange	(7,655)	1,102	(6,553)
Balance-March 31, 2015	$82,427	$(11,338)	$71,089

Mineral properties:
Balance-December 31, 2014	$192,851	$(198)	$192,653
Additions	203	-	203
Foreign exchange	(17,986)	17	(17,969)
Balance-March 31, 2015	$175,068	$(181)	$174,887

Plant and Equipment - Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

Plant and Equipment - Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia which are held directly or through option or various contractual agreements.

Canada Mining Segment

In February 2015, SeqUr Exploration Inc. terminated its option to earn an interest in the Jasper Lake property.

10.	POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Accrued benefit obligation	$2,651	$2,921
	$2,651	$2,921

Post-employment benefits liability-by duration:
Current	$236	$259
Non-current	2,415	2,662
	$2,651	$2,921

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance-December 31, 2014	$2,921
Benefits paid	(49)
Interest cost	24
Foreign exchange	(245)
Balance-March 31, 2015	$2,651

11.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Reclamation liability-by location:
Elliot Lake	$10,321	$11,234
McClean and Midwest Joint Ventures	5,944	6,406
Other	17	19
	$16,282	$17,659

Reclamation and remediation liability-by duration:
Current	646	706
Non-current	15,636	16,953
	$16,282	$17,659

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance-December 31, 2014	$17,659
Accretion	215
Expenditures incurred	(104)
Foreign exchange	(1,488)
Balance-March 31, 2015	$16,282

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2015, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000 relating to an approved reclamation plan dated October 2009. An updated reclamation plan dated November 2014 has been submitted and is currently under review by the applicable regulatory authorities. Once approved, the Company expects to increase its pro-rata share of financial assurances to the province by CAD$12,748,000 to approximately CAD$22,446,000.

12.	DEBT FACILITIES

Line of Credit

The Company’s current credit facility has a maturity date of January 31, 2016 and allows for credit to be extended to the Company for up to CAD$24,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations (see note 11).

At March 31, 2015, the Company has no outstanding borrowings under the facility (December 31, 2014 - $nil) and is in compliance with its facility covenants. At March 31, 2015, approximately CAD$9,698,000 (December 31, 2014: CAD$9,698,000) of the facility is being utilized as collateral for certain letters of credit. During the three months ended March 31, 2015, the Company did not incur any interest under the facility but has incurred letter of credit and standby fees of $44,000 and $17,000, respectively.

13.	OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Unamortized fair value of toll milling contracts	$787	$861
Flow-through share premium obligation (note 14)	-	1,915
	$787	$2,776

Other long-term liabilities-by duration:
Current	$23	$1,935
Non-current	764	841
	$787	$2,776

14.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance at December 31, 2014	505,868,894	$1,120,758

Issued for cash:
Share options exercised	7,100	5
Share purchase warrants exercised	562,675	406
Share options exercised-fair value adjustment	-	4
Share purchase warrants exercised-fair value adjustment	-	316
	569,775	731
Balance at March 31, 2015	506,438,669	$1,121,489

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2015, the Company estimates that it has incurred CAD$7,749,000 of its obligation to spend CAD$14,997,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in August 2014. The Company renounced the income tax benefits of this issue to its subscribers in February 2015. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 13 and 21).

15.	WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD$)	Issuable	Amount

Balance outstanding at December 31, 2014	$1.17	1,079,802	$376

Warrants exercised	0.84	(562,675)	(316)
Balance outstanding at March 31, 2015	$1.54	517,127	60

Balance of common shares issuable by warrant series:
IEC December 2013 series (1)	1.54	329,061	36
IEC February 2014 series (2)	1.54	188,066	24
Balance outstanding at March 31, 2015	$1.54	517,127	$60

(1)	The IEC December 2013 series expires on June 5, 2015.
(2)	The IEC February 2014 series expires on August 20, 2015.

16.	STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding - beginning of period	6,179,574	$1.80
Granted	1,645,000	1.09
Exercised (1)	(7,100)	0.71
Expiries	(36,625)	0.90
Forfeitures	(53,600)	2.04
Stock options outstanding - end of period	7,727,249	$1.65
Stock options exercisable - end of period	5,461,249	$2.01

(1)	The weighted average share price at the date of exercise was CAD$1.07.

A summary of the Company’s stock options outstanding at March 31, 2015 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 0.38 to $ 2.49	3.10	6,625,708	$1.32
$ 2.50 to $ 4.99	0.83	853,181	3.23
$ 5.00 to $ 5.67	1.13	248,360	5.02
Stock options outstanding - end of period	2.79	7,727,249	$1.65

Options outstanding at March 31, 2015 expire between April 2015 and March 2020.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

Three Months Ended
March 31, 2015

Risk-free interest rate	0.56% - 0.79%
Expected stock price volatility	46.96% - 47.00%
Expected life	3.6 years
Estimated forfeiture rate	3.40%
Expected dividend yield	-
Fair value per share under options granted	CAD$0.35 - CAD$0.39

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $199,000 for the three months ended March 31, 2015 and $225,000 for the three months ended March 31, 2014. At March 31, 2015, the Company had an additional $629,000 in stock-based compensation expense to be recognized periodically to March 2017.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands)	2015	2014

Cumulative foreign currency translation	$(44,458)	$(26,017)
Unamortized experience gain-post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	5	8
	$(44,303)	$(25,859)

18.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(338)	$(1,129)
Milling, conversion expense	(103)	(11)
Less absorption:
-Stockpiles, mineral properties	203	308
Cost of services	(1,729)	(1,751)
Cost of goods and services sold	(1,967)	(2,583)
Reclamation asset amortization	(21)	(4)
Operating expenses	$(1,988)	$(2,587)

The components of other income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Gains (losses) on:
Foreign exchange	$(4,805)	$(4,115)
Disposal of property, plant and equipment	9	18
Disposal of equity investments	2	-
Investment fair value through profit (loss)	(371)	664
Other	(115)	31
Other income (expense)	$(5,280)	$(3,402)

The components of finance income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Interest income	$131	$334
Interest expense	-	(1)
Accretion expense-reclamation obligations	(215)	(180)
Accretion expense-post-employment benefits	(24)	(28)
Finance income (expense)	$(108)	$125

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Operating expenses:
Mining, other development expense	$(63)	$(87)
Milling, conversion expense	(103)	(1)
Cost of services	(57)	(60)
Mineral property exploration	(25)	(40)
General and administrative	(13)	(17)
Depreciation expense-gross	$(261)	$(205)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Salaries and short-term employee benefits	$(2,135)	$(2,628)
Share-based compensation	(199)	(225)
Termination benefits	(69)	(11)
Employee benefits expense	$(2,403)	$(2,864)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Change in non-cash working capital items:
Trade and other receivables	$(2,208)	$(4,887)
Inventories	(68)	33
Prepaid expenses and other assets	307	(1,452)
Accounts payable and accrued liabilities	1,872	4,936
Post-employment benefits	(49)	(80)
Reclamation obligations	(104)	759
Change in non-cash working capital items	$(250)	$(691)

19.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the three months ended March 31, 2015, business segment results were as follows:

	Canada	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	204	-	-	2,124	2,328

Expenses:
Operating expenses	(199)	(60)	-	(1,729)	(1,988)
Mineral property exploration	(5,522)	(313)	(300)	-	(6,135)
General and administrative	(16)	(169)	(112)	(1,299)	(1,596)
	(5,737)	(542)	(412)	(3,028)	(9,719)
Segment income (loss)	(5,533)	(542)	(412)	(904)	(7,391)

Revenues – supplemental:
Environmental services	-	-	-	1,640	1,640
Management fees and commissions	-	-	-	484	484
Toll milling services	204	-	-	-	204
	204	-	-	2,124	2,328

Capital additions:
Property, plant and equipment	68	112	81	133	394

Long-lived assets:
Plant and equipment
Cost	76,637	1,976	295	3,519	82,427
Accumulated depreciation	(7,789)	(1,543)	(195)	(1,811)	(11,338)
Mineral properties	132,272	36,544	6,071	-	174,887
Intangibles	-	-	-	467	467
	201,120	36,977	6,171	2,175	246,443

For the three months ended March 31, 2014, business segment results were as follows:

	Canada	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	-	-	-	2,174	2,174

Expenses:
Operating expenses	(141)	(695)	-	(1,751)	(2,587)
Mineral property exploration	(6,254)	(96)	(247)	-	(6,597)
General and administrative	(8)	(305)	(286)	(1,804)	(2,403)
Impairment-mineral properties	(1,658)	-	-	-	(1,658)
	(8,061)	(1,096)	(533)	(3,555)	(13,245)
Segment income (loss)	(8,061)	(1,096)	(533)	(1,381)	(11,071)

Revenues – supplemental:
Environmental services	-	-	-	1,625	1,625
Management fees and commissions	-	-	-	549	549
	-	-	-	2,174	2,174

Capital additions:
Property, plant and equipment	42	226	62	36	366

Long-lived assets:
Plant and equipment
Cost	84,044	2,484	359	3,843	90,730
Accumulated depreciation	(8,533)	(1,702)	(233)	(1,826)	(12,294)
Mineral properties	137,537	44,170	6,612	-	188,319
Intangibles	-	-	-	1,071	1,071
	213,048	44,952	6,738	3,088	267,826

Revenue Concentration

The Company’s business is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During the three months ended March 31, 2015, two customers from the services and other segment accounted for approximately 72% of total revenues consisting of 51% and 21% individually. During the three months ended March 31, 2014, four customers from the services and other segment accounted for approximately 94% of total revenues consisting of 47%, 25%, 12% and 10% individually.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Revenue:
Management fees	$462	$418
Commission fees	22	131
	$484	$549

At March 31, 2015, accounts receivable includes $175,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

As at March 31, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.5% .

In January 2014, Denison agreed to allow its partner in the Waterbury Lake project, Korea Waterbury Uranium Limited Partnership (“KWULP”), to defer its funding obligations to Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 75% of the voting interest. As at March 31, 2015, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $380,000 (CAD$481,000) as a component of trade and other receivables.

Other

During the three months ended March 31, 2015, the Company incurred investor relations, administrative service fees and other expenses of $14,000 (March 31, 2014: $15,000) with Namdo Management Services Ltd, which shares a common officer with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

During the three months ended March 31, 2015, the Company incurred legal fees of $nil (March 31, 2014: $107,000) with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. In the first quarter of the prior year, the services and associated costs were mainly related to the acquisition of International Enexco Ltd. and internal re-organization activities done by the Company. At March 31, 2015, an amount of $nil (December 31, 2014: $1,000) is due to this legal firm.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31	March 31
(in thousands)	2015	2014

Salaries and short-term employee benefits	$(485)	$(640)
Share-based compensation	(117)	(141)
Key management personnel compensation	$(602)	$(781)

21.	INCOME TAXES

For the three months ended March 31, 2015, Denison has recognized deferred tax recoveries of $2,985,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $3,200,000 relating to the February 2015 renunciation of the tax benefits associated with the Company’s CAD$14,997,000 flow-through share issue in August 2014.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2015 and December 31, 2014:

			March 31	December 31,
	Financial	Fair	2015	2014
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category D		$13,616	$18,640
Trade and other receivables	Category D		10,783	9,411
Investments
Equity instruments	Category A	Level 1	535	916
Equity instruments	Category A	Level 2	20	16
Equity instruments	Category B	Level 1	18	22
Debt instruments	Category A	Level 1	-	4,381
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,414	2,068
			$27,386	$35,454

Financial Liabilities:
Account payable and accrued liabilities	Category E		11,035	10,050
Debt obligations	Category E		29	39
			$11,064	$10,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

23.	SUBSEQUENT EVENTS

Flow-Through Share Offering

On April 29, 2015, the Company announced that it has entered into an agreement for a private placement of 12,000,000 flow-through common shares at a price of CAD$1.25 per share for gross proceeds of CAD$15,000,000. The closing of the offering is expected to occur on or about May 26, 2015. The income tax benefits related to this issue are to be renounced to subscribers with an effective date no later than December 31, 2015.